FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 September 2014
Exhibit No. 2	Director/PDMR Shareholding dated 08 October 2014
Exhibit No. 3	Block Listing Return dated 10 October 2014
Exhibit No. 4	Citizens Financial Group, Inc. Q3 2014 Results dated 27 October 2014
Exhibit No. 5	Board Change

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 September 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-September-2014
Ordinary shares of £1	6,321,481,229	4	25,285,924,916
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,322,381,229		25,289,524,916

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc (the "Company")
8 October 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company was notified on 7 October 2014 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 in the Company ("Shares") on that date on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Share Incentive Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Sullivan	33	£3.7080

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 3

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 October 2014

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		16,009,986
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		24,657
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,985,329
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		1,428,778
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,869 (previous return adjustment)
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,037
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,430,610
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		6,817,920
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,817,920
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		12,631,414
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,170,571
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,460,843
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		5,342,057
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,342,057
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		991,141
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		991,141
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		8,811,586
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		25,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		22,929,342
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,882,244
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		17,537,837
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,377,806
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,160,031
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	01 April 2014	To:	30 September 2014
Balance of unallotted securities under scheme(s) from previous return:		0 - Blocklisting applied for in July 2014
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		60,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,201,645
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		55,798,355
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Exhibit No. 4

The Royal Bank of Scotland Group plc

Citizens Q3 2014 Results

27 October 2014

Citizens Financial Group, Inc. ("CFG"), a subsidiary of The Royal Bank of Scotland Group plc ("RBS"), has today released its results for the period ending 30 September 2014 at 07:00 EDT.

These results and accompanying slides are available via http://www.citizensbank.com/investor-relations

CFG management will host a live conference call at 08:30 EDT. Individuals may call in by dialling (+1) 844-216-1659, conference ID 1646016.

The live webcast of the conference call will be available via http://www.citizensbank.com/investor-relations.

CFG commenced trading on the New York Stock Exchange on 24 September 2014. As at close of business on 24 October 2014, RBS owned 70.5% of the common equity of CFG.

RBS will release its results for the nine months ending 30 September 2014 on 31 October at 07:00 UK time.

For further information:

RBS Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Citizens Investor Relations
Ellen A. Taylor
Head of Investor Relations
+1 203 897 4240

RBS Media Relations
+44 (0) 131 523 4205

This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. . These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

ENDS

Exhibit No. 5

30 October 2014

The Royal Bank of Scotland Group plc

Board change

The Royal Bank of Scotland Group plc ("RBS") announces today that, further to its announcement on 27 February 2014, Philip Scott steps down as a Non-executive Director on 31 October 2014.

Philip Hampton, Chairman of the Group, said:

"I would like to thank Philip for his contribution to the Board, having served five years during what has been a period of enormous change. We have benefited greatly from his knowledge and experience and I am particularly grateful to Philip for providing valuable continuity to the Board and Committees, particularly as Chair of the Group Risk Committee. He leaves with our thanks and good wishes for the future."

In accordance with section 430(2B) of the Companies Act 2006, RBS confirms that Philip Scott will receive payment of fees for service up to 31 October 2014 but no other remuneration payment or payment for loss of office will be made in connection with his departure.

For further information contact:

RBS Media Centre +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary